Exhibit 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2018-2017 MARKET VALUES

The table below sets forth certain market value information of Uniprop Income Fund II’s remaining property for 2018, as well as a comparison to the prior year. Management of the General Partner estimated the market value of the remaining property in 2018, while ARA Manufactured Housing completed a broker opinion of market value of the property in 2017.

	02/18	02/17	%
Property	Est. Market Value	Est. Market Value	Variance

West Valley	30,000,000	31,050,000	(3.5%)

2018 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2018 estimate by Management of the General Partner of the market value for the West Valley property, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Property in February 2018 for its estimated market value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2017, net of liabilities

The estimated net asset value of each unit, assuming the sale of the properties at their present market value is $7.31 calculated as follows:

Aggregate market value:	$30,000,000

Plus: Cash Reserves	6,466,145

Less: Selling Expenses (3.0%)	900,000
Mortgage Debt:	11,432,959

Net Sales Proceeds:	$24,133,186

Number of Units:	3,303,387
Net Asset Value per unit:	$7.31